                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                       ANGELES INCOME PROPERTIES, LTD. II
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                               ------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $16,328,413.50        Amount of Filing Fee: $3,265.68
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 71,925 units of limited partnership interest of the subject partnership for $227.02 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                     Filing Parties:

Form or Registration No.:                   Date Filed:




                         (Continued on following pages)






                               Page 1 of 12 Pages

CUSIP No.   NONE                 14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,005

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 17.87%


10.      TYPE OF REPORTING PERSON

                  PN



                               Page 2 of 12 Pages

CUSIP No.  NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  18,005

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 17.87%

10.      TYPE OF REPORTING PERSON

                  CO


                               Page 3 of 12 Pages

CUSIP No.  NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  INSIGNIA PROPERTIES, L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,854

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 9.78%

10.      TYPE OF REPORTING PERSON

                  PN


                               Page 4 of 12 Pages

CUSIP No.   NONE                14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(e) OR 2(f)                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,854

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                              [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 9.78%

10.      TYPE OF REPORTING PERSON

                  CO



                               Page 5 of 12 Pages

CUSIP No.  NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [ ]
                                                                        (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  27,859

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 27.64%

10.      TYPE OF REPORTING PERSON

                  CO


                               Page 6 of 12 Pages

                 SCHEDULE 14D-1/AMENDMENT NO. 9 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) the initial
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Angeles Income Properties, Ltd. II (the "Partnership"); and (b) Amendment No. 9 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on July 6, 1998, by Broad River Properties, L.L.C. ("Broad River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on August 13, 1998, by Cooper River Properties L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 11, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas,
(iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River, IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (viii) Amendment No. 8, filed with the Commission on August 6, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

(1)      SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Angeles Income Properties, Ltd. II, a California limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222 (on and after November 24, 1999: Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222).

                  (b) This Statement relates to an offer by AIMCO OP to purchase, subject to the terms of the Litigation Settlement Offer, all of the outstanding units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $227.02 in cash (less the amount of any distributions paid by the Partnership on and after November 11, 1999), upon the terms and subject to the conditions set forth in a Litigation Settlement Offer, dated November 11, 1999 (as amended or supplemented from time to time, the "Litigation Settlement Offer"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. Approximately 5% of the offer price per Units represents a payment from a settlement fund that has been established, which will be paid only if the court approves the proposed settlement in the lawsuit in the Superior Court of the State of California, County of San Mateo, entitled Nuanes et al. v. Insignia Financial Group, Inc., et al., and the seller of the Units does not request exclusion from the settlement class.

                  (c) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.



                               Page 7 of 12 Pages

(2)      IDENTITY AND BACKGROUND.

                  (a)-(d), (g) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 9 to the Schedule 13D, by Cooper River Properties, L.L.C., a Delaware limited liability company, Broad River Properties, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation. The sole general partner of AIMCO OP is AIMCO-GP. AIMCO-GP is a wholly owned subsidiary of AIMCO. On February 26, 1999, IPT was merged into AIMCO, and AIMCO contributed IPT's interest in IPLP to AIMCO's wholly owned subsidiary, AIMCO/IPT. AIMCO/IPT also replaced IPT as the sole general partner of IPLP. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Litigation Settlement Offer under "The Offer --
Section 8 (on and after November 24, 1999: Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222). Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO, AIMCO-GP and AIMCO/IPT are listed on Annex I to the Litigation Settlement Offer ("Annex I"), which is incorporated herein by reference.

                  (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

                  (a)-(b) The information set forth in Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, and the Partnership's Form 10-QSB for the nine months ended September 30, 1999, and the financial statements and notes thereto included therein, and the information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer -
Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

(4)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(c) The information set forth in the Litigation Settlement Offer under "The Offer --Section 15. Source of Funds" is incorporated herein by reference.

(5)      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  (a)-(g) The information set forth in the Litigation Settlement Offer under "The Offer --Section 9. Background and Reasons for the Offer," "The Offer -- Section 12. Future Plans of the Purchaser" and "The Offer -- Section 7. Effects of the Offer" is incorporated herein by reference.



                               Page 8 of 12 Pages

(6)      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) Cooper River directly owns 5,864 Units, Broad River directly owns 8,908 Units, IPLP directly owns 3,990 Units, and AIMCO OP directly owns 9,097 Units (for an aggregate of 27,859 Units), representing approximately 5.82%, 8.84%, 3.96% and 9.03%, respectively, or a total of approximately 27.64% of the outstanding Units based on the 99,784 Units outstanding at December 22, 1998.

                  IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of their relationship with Cooper River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Cooper River is a wholly owned subsidiary of IPLP, and AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

                  AIMCO OP, AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by Broad River by reason of their relationship with Broad River. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. Broad River is a wholly owned subsidiary of AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,864 Units directly owned by it;
(ii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 3,990 Units owned by it;
(iii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,864 Units directly owned by Cooper River and the 3,990 Units directly owned by IPLP; (iv) Broad River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 8,908 Units directly owned by it; (v) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 9,097 Units directly owned by it and the 8,908 Units directly owned by Broad River;
(vi) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 9,097 Units owned by AIMCO OP and the 8,908 Units directly owned by Broad River; and (vii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,864 Units directly owned by Cooper River, the 3,990 Units directly owned by IPLP, the 8,908 Units owned by Broad River and the 9,097 Units directly owned by AIMCO OP.

                  (b) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers" and "The Offer - Section 9. Background and Reasons for the Offer -- Our Prior Tender Offer" is incorporated herein by reference.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(8)      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Litigation Settlement Offer under "The Offer -- Fees and Expenses" is incorporated herein by reference.



                               Page 9 of 12 Pages

(9)      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The financial statements included in AIMCO OP's Annual Report on Form 10-KSB for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, and on Form 10-QSB dated September 30, 1999, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

(10)     ADDITIONAL INFORMATION.

                  (a) Not applicable.

                  (b)-(d) The information set forth in the Litigation Settlement Offer under "The Offer --Section 18. Certain Legal Matters" is incorporated herein by reference.

                  (e) The information set forth in the Litigation Settlement Offer under "The Offer --Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

                  (f) The Litigation Settlement Offer is hereby incorporated by reference.

(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Litigation Settlement Offer, dated November 11, 1999.
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated November 11, 1999, from AIMCO OP to the Limited Partners of the Partnership.
                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and Cooper River.


                               Page 10 of 12 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 1999
                                             COOPER RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             BROAD RIVER PROPERTIES, L.L.C.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By:  AIMCO/IPT, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                --------------------------------
                                                 Executive Vice President


                               Page 11 of 12 Pages

                                        EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------
(a)(1)         Litigation Settlement Offer, dated November 11, 1999.
(a)(2)         Letter of Transmittal and related Instructions.
(a)(3)         Letter, dated November 11, 1999, from AIMCO OP to the Limited
               Partners of the Partnership.
(b)            Credit Agreement (Secured Revolving Credit Facility), dated as of
               August 16, 1999, among AIMCO Properties, L.P., Bank of America,
               Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1
               to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
(c)            Not applicable.
(d)            Not applicable.
(e)            Not applicable.
(f)            Not applicable.
(z)(1)         Agreement of Joint Filing, dated November 11, 1999, among AIMCO,
               AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and Cooper River.

                              Page 12 of 12 Pages